Contact

www.linkedin.com/in/jamielund
(LinkedIn)

Top Skills

Digital Strategy
Business Development
Online Marketing

Jamie Lund

Partner at SOF
Greater Boston

Summary

State of Flow (SOF) Partners: an investment firm specializing in asset creation.

Experience

State of Flow Partners
Partner
March 2021 - Present (1 year 11 months)

Polyphonic & Co
Co-Founder
January 2015 - Present (8 years 1 month)
NYC

Co-Founder of Polyphonic & Co which is a full service NYC marketing agency focusing on performance based growth for start-ups (Everlane, The Wing, LXMI) and Fortune 500 companies (TED, Sony).

Visit us: www.polyand.co

Zady
Director of Marketing
March 2014 - December 2015 (1 year 10 months)
NYC

.Co
Freelance Strategy Director
January 2013 - December 2015 (3 years)
USA

I'm a brand strategist and cultural curator that helps brands overcome their challenges and dovetail their message into a culture that fits.

I'm well versed in directing teams and leading a brand to it's true vision where creative, strategy, developers, UX and account management all have to work together to create something great.

I've worked for and with global brands and innovative companies including TED, Sony Mobile, GE, Rolex and Coca-Cola.

Previous clients and portfolio: www.jamielund.co

I am also tinkerer with technology and art. In my spare time, I co-founded the first pop-up photo gallery in NYC which has been featured in NYT, New Yorker and ABC World News. I've also launched an online platform - Photo Op - dedicated to connecting emerging artists to avid art fans. I have a passion to connect great artists with others and am a featured contributor on the Very Short List.

LBi
Account Director
June 2012 - December 2012 (7 months)

Account director at LBi for the global division of Sony Mobile with the successful management, development and implementation of their global 2012 campaign and their first global entertainment app. Effectively fostered client relationships while leading the full scope of work which includes social strategy, seo/sem, creative development, technology development, localization and media.

TED Conferences
Partnership Development
January 2009 - June 2012 (3 years 6 months)

Head of growth and digital partnerships at TED focusing on creating / implementing growth strategies and media partnerships for TED.com and other TED properties. Brands include IBM, Cisco, Rolex, Target, Delta and Sony to share their ideas across multiple platforms to the TED community.

Industry Digital Media
Digital Strategist
June 2008 - December 2008 (7 months)

Principal lead in the management of multiple online clients at a digital consultancy company to strengthen their online presence through the use of web analytics, search marketing and social media.

AECOM
Project Manager

February 2002 - August 2006 (4 years 7 months)

Project manager within a global environmental consulting firm based in Massachusetts. Numerous federal and state investigations with oversight of teams ranging from 5 to 25+.

———

Education

University of Wisconsin-Madison

BS, Biology · (1997 - 2001)

Bard College

MFA · (2006 - 2008)